SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2003

                                  Serono S.A.
                                 --------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                                   ----------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X  Form  40-F
                ---            ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate  by  check  mark  if the registrant is submitting the Form 6-K in
paper  as  permitted  by  Regulation  S-T  Rule  101  (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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                                                                          SERONO


Media  Release

FOR  IMMEDIATE  RELEASE
-----------------------


    SERONO'S SEROSTIM(R) RECEIVES FULL APPROVAL FROM FDA FOR TREATMENT OF AIDS
                                     WASTING

SEROSTIM(R) GRANTED ACCELERATED APPROVAL IN 1996 AS TREATMENT FOR AIDS PATIENTS
        WITH WASTING OR CACHEXIA, A SERIOUS AND LIFE THREATENING DISEASE

    CONFIRMATORY MULTI-CENTER, PLACEBO-CONTROLLED STUDY SUBSTANTIATES PREVIOUS FINDINGS OF INCREASED LEAN BODY MASS AND IMPROVEMENT IN PHYSICAL ENDURANCE


ROCKLAND, MA, AUGUST 29, 2003 - Serono, Inc. announced today that the US Food and Drug Administration (FDA) has granted full approval for Serostim(R) [somatropin (rDNA origin) for injection] which is indicated for the treatment of HIV patients with wasting or cachexia to increase lean body mass and body weight, and improve physical endurance.(1)

Serostim(R) received accelerated approval in 1996, a special regulatory status granted by the FDA for approval of a drug that is used to treat patients with serious or life-threatening illnesses, and provides meaningful therapeutic benefit over any existing treatments. Under the terms of the accelerated approval, Serono conducted a multi-center, confirmatory placebo-controlled study with Serostim(R). Data from this trial substantiate previous study findings of increased lean body mass and improvement in physical endurance with Serostim(R). In addition, patients in this study perceived an improvement in their wasting symptoms with Serostim(R) treatment.

"We are very pleased that the FDA has granted full approval for Serostim(R)," said James Sapirstein, Executive Vice President, Metabolic Endocrinology, Serono, Inc. "Wasting continues to be a major concern in the management of HIV and AIDS treatment, even with the benefits of highly active antiretroviral therapy. Serostim(R) makes an important and positive difference in the physical endurance of people experiencing HIV wasting."

HIV-associated wasting is a chronically debilitating and potentially life-threatening condition. It is a metabolic disorder that causes the body to use vital muscle and organ tissue, which is critical for survival, for energy instead of primarily using the

_______________
(1)  Concomitant antiretroviral therapy is necessary.


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body's  stored  fat.  Loss  of  lean body mass, which consists of muscle tissue, important body organ tissue and blood cells, can lead to increased risk of opportunistic infections, illness, and extreme fatigue and can profoundly diminish a person's quality of life. Serostim(R) was granted orphan drug designation by the FDA in 1991 for this condition.

CLINICAL STUDY OF SEROSTIM IN AIDS WASTING

The full approval of Serostim(R) is based upon a randomized, double-blind, dose-ranging study that confirmed the clinical efficacy of Serostim(R) in the treatment of HIV wasting. The study treated 757 patients with HIV-associated wasting at US, European and other international trial sites. Participants were treated with placebo, Serostim(R) on alternate days (0.1 mg/kg) or Serostim(R) on a daily basis (0.1mg/kg).

The result on the study's primary endpoint of cycle work output was statistically significant for the Serostim(R) daily dose group as compared to the placebo group (p<0.0001). Positive results were also seen for the secondary endpoint of change in lean body mass for the Serostim(R) daily dose group as compared to the Serostim(R) alternate day group (p=0.017) and as compared to the placebo group (p<0.0001). In addition, patient perception of the impact of treatment on their wasting symptoms was positive with both doses of Serostim(R).

All study participants completing the 12-week placebo-controlled phase of the trial (n=646) continued treatment into an extension phase; 548 of these patients completed an additional 12 weeks of active treatment. In these patients, positive results in cycle work output and lean body mass either improved further or were maintained with continued treatment with Serostim(R).


ADDITIONAL  PRODUCT  INFORMATION

Serostim(R) [somatropin (rDNAorigin) for injection] is the only growth hormone approved by the US Food and Drug Administration for the treatment of HIV wasting or cachexia. The recommended dose is 0.1 mg/kg daily (6 mg/day for patients > 55 kg). Serostim(R) 0.1 mg/kg every other day should be considered as a starting dose in patients thought to be at risk of certain adverse effects, i.e., glucose intolerance.

Serostim(R) is generally well tolerated. The most common adverse events associated with Serostim(R) therapy are mild to moderate muscle and joint pain and swelling/edema, which occur in a dose-related manner and often subside with continued treatment or dose reduction. Cases of new onset impaired glucose intolerance, new onset type 2 diabetes mellitus and exacerbation of preexisting diabetes mellitus have been reported in patients receiving Serostim(R). Some patients develop diabetic ketacidosis and diabetic coma. In some patients, therapy with Serostim(R) necessitated initiation or adjustment of anti-diabetic treatment. Patients with a history of hyperglycemia or other risk factors for glucose intolerance should be monitored closely during treatment with Serostim(R). Transient increases in glucose levels occur early in treatment and should be monitored.

Use of growth hormone is contraindicated in treatment of patients in intensive care units due to complications following open-heart surgery or abdominal surgery, multiple accidental trauma or acute respiratory failure; patients with active neoplasia; and patients with known hypersensitivity to growth hormone. Serostim(R) must be used in conjunction with antiretroviral therapy.

Full prescribing information for Serostim(R), including important safety information, is available at www.serostim.com.
                                 ----------------



ABOUT  SERONO

Serono, Inc., located in Rockland, MA, is the US affiliate of Serono, a global biotechnology leader. The Company has six recombinant products on the worldwide market, Gonal-F(R) (follitropin alfa for injection), Luveris(R) (lutropin alfa), Ovidrel(R)/Ovitrelle(R) (choriogonadotropin alfa for injection), Rebif(R) (interferon beta-1a), Serostim(R) [somatropin (rDNA origin) for injection] and Saizen(R) [somatropin (rDNA origin) for injection]. (Luveris(R) is not approved in the USA.)(2) In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

Serono was awarded the International James D. Watson 2003 Helix Award from the Biotechnology Industry Organization (BIO) in recognition of the Company's outstanding leadership and highest standards of scientific and product achievement.

In 2002, Serono achieved worldwide revenues of $1.546 billion, and a net income of $321 million, making it the third largest biotech company in the world. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

                                       ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 17, 2003. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage

_______________________________
(2) Package inserts for Serono's US marketed proucts are available at www.seronousa.com or by calling 1-888-275-7376.
     -----------------
for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.


                                       ###


FOR MORE INFORMATION, PLEASE CONTACT:


SERONO, INC., ROCKLAND, MA
MEDIA RELATIONS:                   INVESTOR RELATIONS:
Tel. +1 781 681 2340               Tel. +1 781 681 2552
Fax: +1 781 681 2935               Fax: +1 781 681 2912
http://www.seronousa.com
------------------------


SERONO IN GENEVA, SWITZERLAND:
MEDIA RELATIONS:                   INVESTOR RELATIONS:
Tel: +41-22-739 36 00              Tel: +41-22-739 36 01
Fax: +41-22-739 30 85              Fax: +41-22-739 30 22
http://www.serono.com              Reuters: SEOZ.VX / SRA.N
---------------------              Bloomberg: SEO VX / SRA US

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        SERONO  S.A.
                                        a  Swiss  corporation
                                        (Registrant)



August 29, 2003                         By:    /s/  Allan  Shaw
                                               -----------------------------
                                        Name:  Allan  Shaw
                                        Title: Chief  Financial  Officer